1505 Tyrell Lane, Boise, ID 83706
Tel:  208.424.1027           Fax:  208.424.1030

April 9, 2012

Jennifer Thompson Accounting Branch Chief Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:
Responses to the Securities and Exchange Commission
Staff Comments dated March 30, 2012, regarding
U.S. Geothermal Inc. (the “Company” or “U.S. Geothermal”)
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed June 9, 2011
File No. 1-34023

Dear Ms. Thompson:

This letter responds to the staff’s comments set forth in the March 30, 2012 letter regarding the above-referenced Form 10-K.  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Form 10-K for the Year Ended March 31, 2011
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54
Results of Operations, page 64
General

Staff Comment No. 1.

We note that your results of operations discussions quantify and discuss the increase or decrease from your most recent fiscal year, 2011, to 2010 and to 2009.

Website: www.usgeothermal.com	NYSE AMEX: HTM TSX: GTH

For example, you disclose that your travel and promotion costs for 2011 was 27.7% higher than 2010 and 26.0% lower than 2009.  Instead of comparing both prior years to the current year, please consider presenting and discussing year-to-year comparisons.  Using this example, you could compare 2011 to 2010 explaining the underlying drivers behind the year-over-year increase and separately compare 2010 to 2009 explaining the underlying drivers behind the year-over-year decrease.  Refer to Note 1 to the instructions to paragraph 303(A) in Item 303(A) of Regulation S-K.  If you continue to believe that your current presentation is the most meaningful presentation of trends, please ensure that you clearly explain why the various components of your results increased or decreased with a view to providing your investors with sufficient context for understanding your results so that they can make an assessment as to the likelihood that past performance is indicative of future performance.

U.S. Geothermal’s Response:

While the Company believes that its current presentation is clear and understandable for the reader, in its future filings the Company will separately discuss the comparative periods.

Staff Comment No. 2.

When you list multiple factors that contributed to changes in an income statement line item, please quantify the impact of each factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results.

U.S. Geothermal’s Response:

In its future filings, the Company will quantify the impact of each factor discussed.

Staff Comment No. 3.

We note your discussion of the San Emidio, Nevada plant operations and your separate discussions of certain revenue and expense line items.  We also note that you did not include a discussion of the following line items seen on your statement of operations:  land, water, and mineral rights leases, management fees, consulting fees, corporate administration, lease and equipment repair, foreign exchange gain (loss), other income, interest expense and non-controlling interest.  While we do not believe every line item needs to be discussed in MD&A, we do believe that significant expenses such as corporate administration and line items with significant year-over-year changes should be discussed and analyzed in MD&A.  Either tell us how you plan to revise your MD&A, or tell us why you believe your current presentation is sufficient.

U.S. Geothermal’s Response:

While the Company believes that the current line items discussed provide the reader with a good understanding of the San Emidio plant operations, in future filings the Company will review the line items to ensure that significant expenses and line items with significant year-over-year changes are discussed and analyzed.  However, the

U.S. Geothermal Inc.	1505 Tyrell Lane, Boise, ID 83706 www.usgeothermal.com	208-424-1027

Company expects that it will likely omit those line items with minimal period-to-period change or line items it deems immaterial if it believes such discussion is unnecessary.

San Emidio, Nevada Plant Operations, page 64

Staff Comment No. 4 (with U.S. Geothermal’s response in italics).

We note your separate analysis of the San Emidio, Nevada plant operations.  We have the following comments:

●
We note your discussion of repairs and maintenance costs for this facility.  Please supplement your disclosure to discuss why such significant repairs were needed in 2010.  As the repairs in 2010 appear to have generated higher production levels in 2011, and in turn, higher revenues, we believe this is important information to provide to your investors.

The Company believes that because the existing plant is some 25 years old and was poorly maintained by the previous owner the reasons for the repairs and the resulting increased revenue have been clearly discussed in the Form 10-K and in prior filings and are well understood by our investors.

Please see the following discussions in MD&A in the Form 10-K (emphasis added):

“For the year ended March 31, 2011, energy sales totaled $2,438,471, an increase of $694,487 (39.8%) over same period ended in 2010 and an increase $1,021,619 (72.1%) from the same period ended in 2009. The increase was due to higher production levels and contracted rate increases. Significant improvements and repairs were made to the plant primarily in 2008 and 2009, which resulted in less downtime and increased plant efficiency.”

“During the fiscal year ended March 31, 2010, repair and maintenance costs totaled $596,516 which was $478,757 (406.6%) and $396,410 (198.1%) higher than the same periods ended 2011 and 2009; respectively. In 2010, the Company’s notable repairs were made to: electrical breakers and system controls, the pentane storage and transfer system, gear boxes and drive shafts on all cooling tower fans, condenser tubes, turbine gaskets, the OEC oil cooler water pipelines, and production pumps.”

These repairs to San Emidio have been on-going since its acquisition and have also been previously discussed in the Form 10-K for the year ended March 31, 2009.  However, in future filings the Company will take your comment into account when drafting as we strive to provide clear disclosure for our investors.

●
We note that you do not discuss the changes to the energy credit sales line item or any expense line items other than repairs and maintenance.  Please discuss the year-over-year changes to material and significant line items and

U.S. Geothermal Inc.	1505 Tyrell Lane, Boise, ID 83706 www.usgeothermal.com	208-424-1027

also disclose whether the changes represent trends expected to continue into the future.  Either tell us how you plan to revise your discussion of the San Emidio, Nevada plant operations, or tell us why you believe your current presentation is sufficient.

While the Company believes that the current line items discussed provide the reader with a good understanding of the San Emidio plant operations, in future filings the Company will review the line items to ensure that significant expenses and line items with significant year-over-year changes are discussed and analyzed.  However, the Company believes the energy credit sales line for San Emidio (representing only 3.2% of operating revenue) is immaterial and would not expect to discuss it absent significant changes in the amount or between periods.

Liquidity and Capital Resources, page 69

Staff Comment No. 5.

We note your disclosure in the second paragraph which states that projections for 2011 indicate that both projects, Raft River and San Emidio, will generate positive cash flows to you.  If you continue to present similar disclosure in future filings, please expand it by explaining why your historical consolidated operating cash flows were negative, whether you expect your future consolidated operating cash flows to continue to be negative, and if not, what you expect to change in the future.

U.S. Geothermal’s Response:

If we continue to present similar disclosure in future filings, we will expand the disclosure as noted in your comment.

Exhibit 13.1
U.S. Geothermal Inc. Financial Statements
Notes to Consolidated Financial Statements, page 6
Revenue, page 11
Revenue Recognition, page 11

Staff Comment No. 6 (with U.S. Geothermal’s response in italics).

We note on pages 26 and 27 that because you are a “green” power producer, you generate environmental-related credits, such as renewable energy credits (RECs) and carbon credits.  We further note that you sell these credits separately or bundled with the electricity to provide an addition source of revenue.  We have the following comments:

Please tell us the nature of your carbon credits. In doing so, tell us how you generate these credits and to whom they are sold.

In the disclosures made by U.S. Geothermal in its quarterly and annual filings, the environmental attributes of the power generated at our facilities are referred to variously as either renewable energy credits (RECs), production energy credits (PECs), green tags or carbon credits. The

U.S. Geothermal Inc.	1505 Tyrell Lane, Boise, ID 83706 www.usgeothermal.com	208-424-1027

Company earns one REC for each megawatt hour produced from the geothermal power plant. At our Raft River Energy facility, the RECs are sold to Holy Cross Energy for all RECs generated by the facility under a long-term contract at set prices per megawatt hour produced. At our San Emidio facility, the RECs for the power out put are owned by our customer and therefore are bundled with the energy price and the minor RECs available are sold periodically to Barrick Goldstrike for RECs associated with internal station usage only under a stand-alone purchase order.

●
Please tell us whether and how you account for the economic benefit from creation of your RECs.  In doing so, tell us whether you record RECs as an asset at the time they are generated/earned by you through the production of electricity from a renewable source or whether you record an entry at some later date.  If you record RECs at a time other than generation, tell us when they are recorded and how you determined the appropriate point at which to recognize them.  If RECs are recorded as an asset, provide us with examples of the applicable journal entries and tell us the basis in GAAP for your accounting, including the basis in GAAP for valuing the RECs.

Revenues from Renewable Energy Credits (“RECs”) are recognized when the Company has met the terms of certain energy sales agreements with a financially capable buyer and has met the applicable governing regulations.

At Raft River Energy, each REC is certified by Western Electricity Coordinating Council and sold under a long-term REC Purchase and Sales Agreement with Holy Cross Energy. An invoice is generated monthly for RECs generated during the month, which charges accounts receivable and credits renewable energy credit sales. The value of the credit is specifically identified in the sales contract.

At San Emidio, each REC is certified by the State of Nevada Public Utilities Commission and sold quarterly under a stand-alone purchase order with Barrick Goldstrike. An invoice is generated quarterly for RECs generated during the quarter for station usage, which charges accounts receivable and credits renewable energy credit sales. The value of the credit is specifically identified in the purchase order. RECs generated at San Emidio for other than station usage are bundled into the electricity sales to NV Energy.

The Company does not separately account for environmental attributes sold as part of a single “bundled” product, either by recording them as a separate asset or by recognizing a separate revenue stream.

●
Please tell us whether you are utilizing any carbon credits or RECs, and if so, tell us how you account for their utilization, including your basis in GAAP for your accounting.  Otherwise, please confirm to us that you sell to others all of the carbon credits and RECs that you generate.

The Company does not utilize any environmental attributes, but sells all the available environmental attributes to the off-takers either bundled under terms of the PPA or, if as a standalone item, under negotiated purchase orders.

U.S. Geothermal Inc.	1505 Tyrell Lane, Boise, ID 83706 www.usgeothermal.com	208-424-1027

●
Please tell us how you account for the sale of carbon credits or RECs when sold separately and when bundled with electricity; specifically address the period of recognition for the credits.  Provide your basis in GAAP for your accounting.

When RECS are sold separately, an invoice is issued charging accounts receivable and crediting Renewable Energy Credit Sales. The electrical power, net of those green attributes, is recorded as Energy Sales.

When power is sold to an entity as a bundled product, the entire amount is recorded as Energy Sales. As previously stated, the Company does not separately account for environmental attributes sold as part of a single “bundled” product, either by recording them as a separate asset or by recognizing a separate revenue stream.

●
For each year presented in your financial statements, please quantity the amount of revenues that are generated from the sale of carbon credits or RECs on a stand-alone basis and the amount generated when bundled with electricity sales.  Also tell us if the line on your statements of operations labeled “Energy credit sales, San Emidio” represents the sale of carbon credits or RECs on a stand-alone basis.

“Energy Credit Sales, San Emidio” represents the sale of RECs on a stand-alone basis for station usage only. Since the RECs belong to our customer, the Company does not track a dollar value for RECs bundled with electricity sales.

●
With regard to your PPAs that include the sale of carbon credits or RECs, tell us whether and how you allocate revenue to the carbon credits or RECs at the time of sale.  Please provide us with an example journal entry that shows the allocation of the sales price to your each component of your PPA, including the carbon credits or RECs if you separately allocate revenue to them.

As previously stated, the Company does not track a dollar value for RECs bundled with electricity sales.

●
We note on page 22 under the heading “Dependence on a Few Customers” that you sell currently sell energy credits to Holy Cross Energy and Barrick Goldstrike Mines Inc.  Similar to your disclosure on page 27 regarding the agreement with Holy Cross Energy, please disclose your arrangement with Barrick Goldstrike Mines Inc. or explain to us why no such disclosure is necessary.

Sales of RECs to Holy Cross represent 100% of RECs generated at Raft River, and are sold under a long-term REC Purchase and Sales Agreement. Sales of RECs to Barrick Goldstrike represent a minor amount of RECs associated with internal station usage only, and are sold under a stand-alone purchase order issued quarterly. Disclosure of the arrangement with Barrick is deemed unnecessary as the purchase order is issued at the time of sale and is not a long-term agreement.  In addition, since the shut down of the

U.S. Geothermal Inc.	1505 Tyrell Lane, Boise, ID 83706 www.usgeothermal.com	208-424-1027

existing plant last year there will be no more internal station usage RECs at the project because these RECs for the new power plant facility at San Emidio currently under construction are included in the power price as a “bundled” product sold to the off-taker under a recently amended PPA.

Note 5 – Investment in Subsidiaries, page 12

Staff Comment No. 7.

We note from your disclosures here and in the separate financial statements of Raft River Energy I LLC (RREI) that RREI has a fiscal year end of December 31 while you have a fiscal year end of March 31.  Based on the disclosed rollforward of your investment in RREI, we assume that you have calculated your investment in RREI and your share of RREI’s income or loss based on the 12 months ended March 31, 2011 for purposes of your annual financial statements.  Please confirm our assumption, or if our assumption is incorrect, please clearly disclose to your investors that you have included RREI in your financial statements on a three month lag due to the difference between RREI’s fiscal year end and your fiscal year end.

U.S. Geothermal’s Response:

The Company confirms that it has calculated its investment in RREI and its share of RREI’s income or loss based on the 12 months ended March 31, 2011 for purposes of its annual financial statements.

Note 6 – Property, Plant and Equipment, page 14

Staff Comment No. 8.

We note your disclosure in Note 18 that development and exploration costs are expensed under U.S. GAAP.  We also note that certain well construction costs are classified as construction in progress, and we note that certain well construction costs were written off in the quarter ended December 31, 2011 because they were considered to be exploratory in nature with an uncertain future value.  Please tell us and disclose to your investors at what point you begin capitalizing costs related to your projects.  In doing so, please tell us and consider disclosing a brief description of the types of costs that you consider development and exploration and therefore expense, along with a brief description of the types of costs that you capitalize.

U.S. Geothermal’s Response:

Once a project is determined to be commercially viable, all costs directly associated with the development and construction of the project are capitalized.  Until that time, all development costs are expensed.  A commercially viable project will have, among other factors, a reservoir discovery well or other significant geothermal surface anomaly, a power transmission path that is identified and available, and an electricity off-taker identified. We will add this increased disclosure to our next statement.

Staff Comment No. 9.

We note on page 67 that you allocate salaries and related costs to capital projects.

U.S. Geothermal Inc.	1505 Tyrell Lane, Boise, ID 83706 www.usgeothermal.com	208-424-1027

Please disclose and tell us your accounting policy for capitalizing such costs to your projects.  In doing so, disclose the point in the project in which you capitalize salary costs and your basis for selecting that point.  Also disclose how you allocate these costs to your project.

U.S. Geothermal’s Response:

Please see the response to Comment No. 8 regarding when costs are expensed or capitalized.  With respect to the allocation of salaries to projects, salaries are allocated based on the percentage of hours that our key managers, engineers and scientists work on each project and are invoiced to the project each month.  These individuals track their time worked at each project on monthly time sheets which are reviewed and approved by project managers. Since the projects are separate legal entities we have service agreements between the parent and subsidiaries.

Note 7 – Intangible Assets, page 16

Staff Comment No. 10 (with U.S. Geothermal’s response in italics).

Please provide more information about your intangible assets.  In doing so, please address the following comments:

●
We note in the first paragraph that you incurred consulting fees of $600,000 to acquire the geothermal energy rights concession in Guatemala.  Please confirm our assumption that these fees are capitalized within intangible assets, and provide us with your analysis of how these fees qualify for capitalization as an intangible asset.

The Company confirms these fees are capitalized within intangible assets.  The fees were paid to a firm hired to assist over the course of several years in the procurement of the Guatemala concession.  No part of the fees were paid for any other type of service.  In accordance with Note 2 – Summary of Significant Accounting Policies – Intangible Assets, “[a]ll costs directly associated with the acquisition of geothermal and water rights are capitalized as intangible assets.” Based on the type of services provided, the Company considers the cost appropriately categorized as an intangible asset.

●
We note that certain of your intangible assets are described as inactive.  Please tell us and disclose to your investors in an appropriate location in your filing why more than 10% of your total assets are comprised of inactive intangible assets and the expected timing of when you will begin utilizing these assets.

The Company has geothermal projects in operation as well as projects in the early exploration and development phase.  Some projects may never achieve active development if the Company is not able determine that they will be commercially viable. Unless the Company actually moves forward with active development of a project leading to its construction, which is determined by numerous factors, a project will not move from “inactive” to “in operation”.  The Company may hold a project for future development or determine to abandon a project rather than proceed with development if it is not

U.S. Geothermal Inc.	1505 Tyrell Lane, Boise, ID 83706 www.usgeothermal.com	208-424-1027

commercially viable.  In future filings the Company will further expand its disclosure to include a discussion of why more than 10% of its total assets are comprised of inactive intangible assets and, to the extent known, the expected timing of when it will begin utilizing these assets.

●
Please consider providing more detail about your intangible assets.  Given the disclosures throughout your document based on each project, please consider disclosing the intangible assets in operation and the inactive intangible assets by project.

The Company’s disclosure is focused on our three major projects: Raft River, San Emidio and Neal Hot Springs.  The various phases of each of those project areas are discussed together.  In future filings the Company will disclose the intangible assets classified as in operation and inactive by major project area.

●
You state in Note 2 that you believe there have not been any circumstances that have warranted the recognition of impairment losses.  Please clarify whether this means that there have been no events or changes in circumstance that required impairment testing, or, whether an impairment test was performed and you determined that no impairment existed.

o
If there were no events or changes in circumstances that required impairment testing, please explain why you believe this is the case given your historical net losses and negative cash flows from operations.  Refer to ASC 350-30-35-14 and 360-10-35-21.

o
If an impairment test was performed, please provide us with your impairment analysis/analyses during the year.  In doing so, please describe the unit of accounting used for your impairment testing and support the basis for such unit of accounting.  Also tell us the significant assumptions used in your analysis and provide us a narrative description of why you believe those assumptions are reasonable.  Refer to ASC 350-30-35 and 360-10-35.

For the year ended March 31, 2011, impairment tests were performed and the Company determined that the carrying value of the long-lived assets in each major project area are recoverable, and that no impairment existed.  In future filings, Note 2 will be expanded to clarify that an impairment analysis is completed at least annually. If events or circumstances require, as described in ASC 360-10-35-21, the analysis would be completed more often.

The Company notes your reference to historical net losses and negative cash flows from operations.  However, the Company does not believe that historic net losses and negative cash flows are a good measurement of impairment for projects due to the fact that these projects take 3-5 years to place in operation and then operate without fuel costs for 30 years in the future. Of our two operating geothermal plants, only Raft River is currently operating under its expected normal operating conditions. As discussed in the Form 10-K, the current San Emidio plant is being replaced by a new facility that is expected to triple output with minimal increase in costs. The Company’s

U.S. Geothermal Inc.	1505 Tyrell Lane, Boise, ID 83706 www.usgeothermal.com	208-424-1027

remaining projects are still in either construction, development or exploration stages. The Company strongly believes that the future economics of the projects are more important to the impairment analysis than past and current economic results.

Project economics include accelerated depreciation (MACRS), intangible drilling costs (IDC) and production tax credits (PTC) that never affect the general ledger, only the tax return. The Company has not recorded a deferred tax asset for these items as we need to complete the projects and generate profits to demonstrate that we can use the NOLS, a “more likely than not” criteria. The substantial economics of tax benefits are not currently reflected in the financial statements of the Company.

An impairment analysis of exploration projects yet to be developed does not include cash or profits, rather a comparison with other geothermal projects to verify that our acquisition costs are consistent with geothermal bids for similar acreage. It may take 10 years before some acreage has sufficient development activity to undertake a more concrete impairment analysis based on project economics.

Confidential cash flow models for projects currently in construction are prepared and reviewed in detail by lenders that are providing the construction loans or long-term debt financing, and are referenced in the impairment analysis.

Analysis of geothermal reservoir characteristics may take years in order to determine the value of certain wells. The analysis of a well includes the determination of whether a well is a producer or an injector for the current project, whether it will be used for a future project, or not at all. The characteristics of a geothermal reservoir can also change once all wells are placed in service. In addition to production and injection wells a geothermal project may also have temperature gradient and /or observation wells. These wells may end up being categorized as exploration wells or could be determined to be able to be production and injection wells.

A copy of the Company’s impairment analysis is attached hereto as you requested.

* * * * *

U.S. Geothermal hereby acknowledges that:

●	U.S. Geothermal is responsible for the adequacy and accuracy of the disclosure in the filing.

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

●	U.S. Geothermal may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Geothermal Inc.	1505 Tyrell Lane, Boise, ID 83706 www.usgeothermal.com	208-424-1027

Thank you for your review of the filing.  If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact the undersigned at (208) 424-1027, or Kimberley Anderson of Dorsey & Whitney LLP at (206) 903-8803.

Sincerely,
U.S. Geothermal Inc.

/s/ Kerry D. Hawkley

Kerry D. Hawkley
Chief Financial Officer

cc:           Kimberley Anderson, Dorsey & Whitney LLP
Melanie Mick, MartinelliMick PLLC

U.S. Geothermal Inc.	1505 Tyrell Lane, Boise, ID 83706 www.usgeothermal.com	208-424-1027

 Memo 2011-002

To:	Internal Documentation

From:	Kerry Hawkley & Doug Glaspey

Date:	May 2, 2011

Subject:	Annual Evaluation of Impairment of Long-Lived Assets

For the purposes of evaluating long-lived assets, the Consolidated Company of U.S. Geothermal, Inc (“the Company”) groups assets in main groups based primarily on financial entities and geothermal reservoirs.  The Company has significant interest in the three areas that include:
–	Raft River, Idaho (Raft River Energy Unit I);
–	Neal Hot Springs, Oregon; and
–	San Emidio, Nevada.

Raft River Energy I (RREI) - Raft River, Idaho (Significant Subsidiary)
Commercially operational power plant as of January 3, 2008.  The plant is operating within operating parameters; however, there are issues that have reduced temperature and water volume that is being delivered to the plant.   These issues are due to a lap joint leak in RRG-7 and a shut down of RRG-2.  RRG-7 repairs are expected to be $984,500 and RRG-2 repairs are expected to be $566,460.  Discussion and approval of the repair plan by the partners is on-going.

Net book value of long-lived assets at 12/31/10:  $45.9 million (U.S. Geothermal Inc. interest: $17.9 million)
Calendar Year 2010 average production: 8.39 megawatts

Method and Considerations of Valuation:
We have considered the present value of estimated future cash flows.  The financial results, with the exception of the quarters ended June 30, 2009 and June 30, 2010, have shown positive cash flows.

Quarter Ended	Operating Revenues	Net Income/Loss	Depreciation	Net Income/Loss without Depreciation & Amortization*
June 30, 2008	1,126,051	(119,141)	449,838	330,697
September 30, 2008	1,408,357	(319,558)	492,699	173,141
December 31, 2008	1,625,010	426,339	498,388	924,727
March 31, 2009	1,355,582	(14,170)	510,610	496,440
June 30, 2009	848,176	(1,592,374)	510,659	(1,081,715)
September 30, 2009	1,253,724	(450,307)	510,799	60,492
December 31, 2009	1,352,016	76,684	516,615	593,299
March 31, 2010	1,158,710	(102,333)	511,750	409,417
June 30, 2010	920,883	(584,204)	512,211	(71,993)
September 30, 2010	1,124,279	(123,032)	511,771	388,739
December 31, 2010	1,248,152	(13,931)	511,505	497,574
March 31, 2011	977,660	(335,952)	514,300	178,348
* - estimate cash flows from operations.

Replacement value has been considered in the valuation process.  The costs of drilling production wells are 4.5 million for multi-legged and 3 million for vertical.  After the repairs have been made, the wells should return to their planned production levels.  The geothermal plant at Raft River is considered to be state of the art technology and is functioning within operating parameters.

Conclusion:
Based upon these considerations, we have determined that an impairment allowance is not necessary for the Raft River I plant, wells and water rights.

Neal Hot Springs, Idaho
We are currently developing our interests in the property.  We have completed drilling wells (“NHS-1, 2 , 5, 8, 10 & 13”).
Historical cost of CIP at 3/31/11:  Over $5.8 million
Not in production.  Planned development: 15 to 23 megawatts.

Construction in Progress:
Wells: $12.5 million
Transmission lines & substation: $4.1 million
Plant and site preparation:  $328,000

Method and Considerations of Valuation:
As of the date of this memo, the test results of the completed wells are favorable.  No known conditions exist that indicate the value of the well field is less than amounts recorded on the books.   It appears that adequate financing has been arranged to complete the project.

Conclusion:
Based upon these considerations, we have determined that an impairment allowance is not necessary.

San Emidio, Nevada

Geothermal Plant
Purchased the geothermal plant effective 5/1/08.  Most of the purchase cost was allocated to the wells and geothermal water rights due the age of the plant.  A new plant is currently under construction and is expected to be completed in October 2011.  The main asset components and operating results are as follows:

Old plant and improvements, net book value at 3/31/11:  $848,000
Wells, net book value at 3/31/11:  $3.25 million
New Plant at 3/31/11: $12.1 million (completed per budget: $25 million)
Megawatts:  Current 2.6 to 3.1;   Expected new plant: 7-8

Quarter Ended	Operating Revenues	Net Income/Loss	Depreciation & Amortization	Net Income/Loss without Depreciation & Amortization

September 30, 2008	529,383	(185,838)	195,046	9,208
December 31, 2008	337,272	(146,859)	196,941	50,082
March 31, 2009	309,406	(267,114)	201,712	(65,402)
June 30, 2009	243,752	(589,082)	200,972	(388,110)
September 30, 2009	567,311	(46,118)	207,066	160,948
December 31, 2009	463,286	(348,073)	207,136	(140,937)
March 31, 2010	521,330	(163,597)	207,190	43,593
June 30, 2010	573,207	(76,625)	207,191	130,566
September 30, 2010	660,140	(405)	238,087	237,682
December 31, 2010	667,111	(104,155)	298,948	194,793
March 31, 2011	619,143	(61,083)	299,010	237,927

Method and Considerations of Valuation:
The financial information indicates that the old plant and the geothermal reservoir have value.  Reliable cash projections are not practical based upon the amount of date available and the fact that the old plant is going to be replaced in the Fall of 2011.  The majority of the costs are allocated to the wells.  The wells are expected to have value for the current operations as well as future operations of planned plants.

Geothermal Rights
Net book value at 3/31/11:  $7.5 million

Method and Considerations of Valuation:
The water rights are expected to have value in excess of historical costs.  This is based upon our best information concerning the well field currently being used and the well field expected to be utilized by future plants.

Well (“SE-2”)
Primary drilling was completed in 2009.
Construction costs at 3/31/11:  $2.6 million

Method and Considerations of Valuation:
The test results indicate limited permeability, and that the productive fault may be East of the existing wellbore.  The well is a part of the injection strategy for Unit 2 and may have a new leg added to target a more permeable location, or a well stimulation and clean out may be performed to increase fluid permeability.  It is currently being used for monitoring.

Conclusion:
The plant, geothermal water rights and the new well are not considered to be impaired as of the date of this memo.